UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

TR-1: Standard form for notification of major holdings

1. Issuer Details

ISIN
GB0006776081

Issuer Name
PEARSON PLC

UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation

Name
BlackRock, Inc.

City of registered office (if applicable)
Wilmington

Country of registered office (if applicable)
USA

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

05-Apr-2023

6. Date on which Issuer notified

06-Apr-2023

7. Total positions of person(s) subject to the notification obligation

	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	9.980000	1.360000	11.340000	81244665
Position of previous notification (if applicable)	10.000000	1.370000	11.370000
8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares

Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
GB0006776081		71479453		9.980000
Sub Total 8.A	71479453		9.980000%

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))

Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
American Depository Receipt			1293376	0.180000
Sub Total 8.B1			1293376	0.180000%

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))

Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
CFD			Cash	8471836	1.180000
Sub Total 8.B2				8471836	1.180000%
9. Information in relation to the person subject to the notification obligation

2. Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entities (please add additional rows as necessary)

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
BlackRock, Inc. (Chain 1)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 1)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 1)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 1)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 1)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 1)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 1)	BlackRock Lux Finco S.a.r.l.
BlackRock, Inc. (Chain 1)	BlackRock Japan Holdings GK
BlackRock, Inc. (Chain 1)	BlackRock Japan Co., Ltd.
BlackRock, Inc. (Chain 2)	Trident Merger, LLC
BlackRock, Inc. (Chain 2)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 3)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 3)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 3)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 3)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 3)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 3)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 3)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 3)	BlackRock Group Limited
BlackRock, Inc. (Chain 3)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 3)	BlackRock Investment Management (UK) Limited	4.990000	0.810000	5.810000%
BlackRock, Inc. (Chain 4)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 4)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 4)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 4)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 4)	BlackRock Australia Holdco Pty. Ltd.
BlackRock, Inc. (Chain 4)	BlackRock Investment Management (Australia) Limited
BlackRock, Inc. (Chain 5)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 5)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 5)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 5)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 5)	BlackRock Institutional Trust Company, National Association
BlackRock, Inc. (Chain 6)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 6)	BlackRock Holdco 4, LLC
BlackRock, Inc. (Chain 6)	BlackRock Holdco 6, LLC
BlackRock, Inc. (Chain 6)	BlackRock Delaware Holdings Inc.
BlackRock, Inc. (Chain 6)	BlackRock Fund Advisors
BlackRock, Inc. (Chain 7)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 7)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 8)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 8)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 8)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 8)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 8)	BlackRock HK Holdco Limited
BlackRock, Inc. (Chain 8)	BlackRock Asset Management North Asia Limited
BlackRock, Inc. (Chain 9)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 9)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 9)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 9)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 9)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 9)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 9)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 9)	BlackRock Group Limited
BlackRock, Inc. (Chain 9)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 9)	BlackRock (Netherlands) B.V.
BlackRock, Inc. (Chain 9)	BlackRock Asset Management Deutschland AG
BlackRock, Inc. (Chain 10)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 10)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 10)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 10)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 10)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 10)	BlackRock Canada Holdings LP
BlackRock, Inc. (Chain 10)	BlackRock Canada Holdings ULC
BlackRock, Inc. (Chain 10)	BlackRock Asset Management Canada Limited
BlackRock, Inc. (Chain 11)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Capital Holdings, Inc.
BlackRock, Inc. (Chain 11)	BlackRock Advisors, LLC
BlackRock, Inc. (Chain 12)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 12)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 12)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 12)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 12)	BlackRock Holdco 3, LLC
BlackRock, Inc. (Chain 12)	BlackRock Cayman 1 LP
BlackRock, Inc. (Chain 12)	BlackRock Cayman West Bay Finco Limited
BlackRock, Inc. (Chain 12)	BlackRock Cayman West Bay IV Limited
BlackRock, Inc. (Chain 12)	BlackRock Group Limited
BlackRock, Inc. (Chain 12)	BlackRock Finance Europe Limited
BlackRock, Inc. (Chain 12)	BlackRock Advisors (UK) Limited
BlackRock, Inc. (Chain 13)	BlackRock Holdco 2, Inc.
BlackRock, Inc. (Chain 13)	BlackRock Financial Management, Inc.
BlackRock, Inc. (Chain 13)	BlackRock International Holdings, Inc.
BlackRock, Inc. (Chain 13)	BR Jersey International Holdings L.P.
BlackRock, Inc. (Chain 13)	BlackRock (Singapore) Holdco Pte. Ltd.
BlackRock, Inc. (Chain 13)	BlackRock (Singapore) Limited
BlackRock, Inc. (Chain 14)	Trident Merger, LLC
BlackRock, Inc. (Chain 14)	BlackRock Investment Management, LLC
BlackRock, Inc. (Chain 14)	Amethyst Intermediate, LLC
BlackRock, Inc. (Chain 14)	Aperio Holdings, LLC
BlackRock, Inc. (Chain 14)	Aperio Group, LLC
10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information
BlackRock Regulatory Threshold Reporting TeamJana Blumenstein020 7743 3650

12. Date of Completion
6th April 2023

13. Place Of Completion

12 Throgmorton Avenue, London, EC2N 2DL, U.K

Christie Wolstencroft
Senior Assistant Company Secretary
Pearson plc

11th April 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 11 April 2023
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary